

Mail Stop 3030

September 26, 2017

<u>Via E-mail</u>
Rami Zigdon
Chief Executive Officer
Todos Medical Ltd.
1 Hamada Street
Rehovot, 7670301 Israel

Re: Todos Medical Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed May 1, 2017
File No. 333-209744

Dear Mr. Zigdon:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2016

Statements of Comprehensive Loss, page F-5

1.   Revise future filings to include statements of operations that, consistent with the guidance in Rule 5-03.18 of Regulation S-X, present your net income (loss) for each period. Further, refer to ASC 220-10-45-1A which provides guidance on presenting comprehensive income and also notes that ASC 220-10-15-3 states that an entity that has no items of comprehensive income in any period presented is not required to report comprehensive income.

2.   In future filings, to be consistent and to eliminate possible investor confusion, please use parentheses when presenting the operating loss, net loss, net loss per share and comprehensive loss amounts on this statement and elsewhere in the filing, similar to the manner in which they are presented on pages F-6 and F-7.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3671 with any questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery